Exhibit 10.16

May 14, 2014

Ivan Gergel, M.D.

[Address]

[Address]

Dear Ivan:

I am pleased present to you with this offer letter agreement (the “Letter Agreement”) setting forth certain terms and conditions of your employment as Senior Vice President, Drug Development and Chief Medical Officer of Nektar Therapeutics (“Nektar” or the “Company”), reporting to me. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Company’s Change of Control Severance Benefit Plan, as it may be amended from time to time (the “COC Plan” a copy of which is enclosed herewith).

Your annual cash compensation will consist of two components: base salary and an annual performance bonus. Your base salary will be $600,000 on an annual basis and paid in accordance with Nektar’s regular payroll schedule. Your annual performance bonus target each year will be at least 50% of your annual base salary (“Target Annual Bonus”) commencing in 2014 subject to proration for the portion of the 2014 annual period that you are employed at Nektar. Your base salary and Target Annual Bonus shall be subject to annual performance review by the Organization and Compensation Committee of the Board of Directors (“Compensation Committee”) in consultation with me. The actual amount of your annual performance bonus will range from 0% to 200% of the Target Annual Bonus based on the Compensation Committee’s assessment in consultation with me of the achievement of a combination of annual corporate objectives and your achievement of personal objectives agreed upon by you and me at the beginning of each annual performance period commencing in 2014. Your annual performance bonus for a particular year will be paid not later than March 15 of the following year.

Effective as of your first day of full-time employment with Nektar (“Start Date”, which we currently anticipate will be May 19, 2014), you will be granted a stock option to purchase 550,000 shares of Nektar common stock (the “Stock Option”) under Nektar’s 2012 Performance Incentive Plan (“2012 Plan”). The maximum number of shares subject to the Stock Option will be granted as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code to the extent permissible under the 2012 Plan. The exercise price will be set at the closing price of Nektar’s common stock on Nasdaq on your Start Date. The shares subject to the Stock Option will vest over 4 years with 25% of the shares vesting on the one year anniversary of your Start Date and the remainder vesting monthly on a pro-rata basis over the following 3 years.

Nektar Therapeutics	455 Mission Bay Boulevard South	San Francisco, CA 94158	P 415.482.5300	www.nektar.com

You will be eligible for annual equity awards, in the sole discretion of the Compensation Committee, based on the Compensation Committee’s review, in consultation with me, of your individual performance and annual equity compensation levels of senior executive officers with similar roles at comparator companies as analyzed by a reputable, nationally-recognized, independent compensation consultancy firm.

You are also eligible to participate in Nektar’s standard employee benefits programs including Medical, Dental and Vision Insurance, Term Life Insurance, 401(k), ESPP, Flexible Health Spending Account, Short & Long Term Disability, COC Plan and the terms specified in those plans.

You agree to devote your full-time attention to your responsibilities to the Company. Subject to advance consent from me, which will not be unreasonably withheld, you may serve on corporate or charitable boards, as long as your commitment to such boards does not create a conflict of interest and/or does not interfere with your responsibilities to the Company.

Your employment is by continued mutual agreement and may be terminated at will with or without cause by either you or Nektar at any time with at least thirty (30) days prior written notice. You will also be required to enter into Nektar’s standard Employee Agreement and such agreement contains certain terms and conditions of your employment with Nektar other than those set forth herein.

In the event that your employment terminates due to your death or Disability (as defined in the stock option agreement under the 2012 Plan), (a) 50% of the then-unvested portion of any outstanding stock options granted to you by the Company will automatically vest in the event of your Disability (with the remainder of such unvested portion terminating immediately thereafter), and 100% of the then-unvested portion of any outstanding stock options granted to you by the Company shall automatically vest in the event of your death, (b) Nektar will pay to you or your estate, as applicable, all unreimbursed expenses, all of your then accrued but unpaid base salary, and your target bonus prorated for the portion of the last year in which you were employed by Nektar prior to death or Disability, and (c) you and your dependents shall be entitled to continued medical, dental, and vision insurance, at your or their expense, at the same level of coverage as was provided to you and your dependents under Nektar’s insurance and benefits plans immediately prior to the termination by electing COBRA continuation coverage in accordance with applicable law.

In the event your employment is terminated for reasons not related to a Change of Control (a) by the Company without Cause, or (b) by you for a Good Reason Resignation, then you and the Company will meet in good faith to discuss the terms of an appropriate separation. In any event, at a minimum, the Company will enter into a severance arrangement with you which will include the following: (i) a fully effective waiver and release in favor of the Company in such form as the Company may reasonably require, (ii) a cash severance payment equal to your total annual cash compensation target (defined as your then current monthly base salary annualized

Nektar Therapeutics	455 Mission Bay Boulevard South	San Francisco, CA 94158	P 415.482.5300	www.nektar.com

for twelve (12) months, plus your bonus target multiplied by the expected pay-out percentage used by the Company for its GAAP financial statements in the previous calendar quarter, but not to exceed 100%), payable in accordance with the severance payment schedule described in Section 4.2 of the COC Plan (including, without limitation and as applicable, the six-month delay for payments to “specified employees” as set forth in such section), (iii) the exercise period for the portion of your outstanding stock options that are vested as of your termination date shall be twelve (12) months following the termination date (subject to earlier termination at the end of the option term or in connection with a change in control of the Company in accordance with the applicable option plan and agreement), and (iv) the Company shall pay all applicable COBRA payments for you and your family for one year after the termination date (such payments shall cease in the event that you become eligible for comparable benefits with another employer). In addition to the definition of Good Reason Resignation set forth in the COC Plan, in the event that your work responsibilities are substantially changed from those set forth in the work responsibilities letter between you and the Company with the same date as this Letter Agreement, a voluntary resignation by you following such a substantial change in work responsibilities would also constitute a Good Reason Resignation.

Any reimbursements pursuant to the foregoing provisions of this Letter Agreement shall be made in accordance with the Company’s reimbursement policies, practices and procedures in effect from time to time and shall be paid as soon as reasonably practicable and in all events not later than the end of the calendar year following the year in which the related expense was incurred. Your rights to reimbursement hereunder are not subject to liquidation or exchange for another benefit and the amount of expenses eligible for reimbursement in one calendar year shall not affect the amount of expenses eligible for reimbursement in any other year. Any tax gross-up payments made pursuant to the foregoing provisions of this Letter Agreement shall be made as soon as practicable and in all events not later than the end of the calendar year following the year in which you remit the related taxes.

The terms, compensation and benefits set forth in this Letter Agreement shall be governed by California law without reference to principles of conflicts of laws, may not be reduced without your prior written consent and shall be binding upon and inure to the benefit of (a) your heirs, executors, and legal representatives upon your death and (b) any person or entity which at any time, whether by purchase, merger, or otherwise, directly or indirectly acquires all or a majority of the assets, business, capital stock, or voting stock of Nektar. Any such person or entity shall be deemed substituted for Nektar under this Letter Agreement for all purposes.

The compensation and benefits payable hereunder are intended to either be exempt from or comply with Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), so as not to subject you to payment of any additional tax, penalty or interest imposed under Section 409A. The provisions of this offer letter shall be construed and interpreted to avoid the imputation of any such additional tax, penalty or interest under Section 409A yet preserve (to the nearest extent reasonably possible) the intended benefit payable you.

Nektar Therapeutics	455 Mission Bay Boulevard South	San Francisco, CA 94158	P 415.482.5300	www.nektar.com

Ivan, we are delighted at the prospect of your leadership of the clinical and medical organization and as a key member of Nektar’s senior executive team. This offer set forth in this Letter Agreement will expire at the close of business on May 16, 2014.

Sincerely,

/s/ Howard W. Robin

Howard W. Robin

President and Chief Executive Officer

ACCEPTED:

/s/ Ivan Gergel

Ivan Gergel, M.D.

Nektar Therapeutics	455 Mission Bay Boulevard South	San Francisco, CA 94158	P 415.482.5300	www.nektar.com